Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Under our weighted voting rights structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise 10 votes, respectively, on all matters that require a shareholder’s vote. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting rights structure. Our American depositary shares, each representing one of our Class A ordinary shares, are listed on the New York Stock Exchange in the United States under the symbol ZTO.

ZTO Express (Cayman) Inc.

中通快遞(開曼)有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2057)

ANNOUNCEMENT

SUBSTANTIAL COMPLETION OF INDEPENDENT INVESTIGATION

Reference is made to the announcements issued by ZTO Express (Cayman) Inc. (the “Company”) on March 3 and March 10, 2023 in relation to the publication of a report issued by short-seller firm Grizzly Research LLC (“Grizzly Research”) on March 2, 2023.

The Company today provided an update on the status of the previously announced independent investigation. As previously disclosed, shortly after the publication of a report issued by the short-seller firm Grizzly Research on March 2, 2023 (the “Initial Short Seller Report”), the audit committee of the Company’s board of directors (the “Audit Committee”) decided to conduct an independent investigation into the allegations made in the Initial Short Seller Report (the “Independent Investigation”). The Independent Investigation was conducted by the Audit Committee with the assistance of independent professional advisors, including an international law firm and forensic accounting experts from a major accounting firm that is not the Company’s auditor. The Independent Investigation also covered the allegations made in the additional short seller report published by Grizzly Research on March 17, 2023 (the “Additional Short Seller Report”). The Independent Investigation is now substantially complete. Based on findings of the Independent Investigation, the Audit Committee has concluded that the allegations in the Initial Short Seller Report and Additional Short Seller Report are not substantiated.

By order of the Board
ZTO Express (Cayman) Inc.
Meisong LAI
Chairman

Hong Kong, April 20, 2023

As at the date of this announcement, the board of directors of the Company comprises Mr. Meisong LAI as the chairman, Mr. Jilei WANG and Mr. Hongqun HU as executive directors, Mr. Xing LIU and Mr. Zheng LIU as non-executive directors, Mr. Frank Zhen WEI, Mr. Qin Charles HUANG, Mr. Herman Cheng-Chun YU, Mr. Tsun-Ming (Daniel) KAO and Ms. Fang XIE as independent non-executive directors.